RCM Technologies, Inc.

2500 McClellan Avenue

Pennsauken, NJ 08109

Tel: 856.356.4569

Fax: 856.356.4570

Kevin Miller

Chief Financial Officer

January 16, 2009

VIA EDGAR

Larry Spirgel

Assistant Director
United Stated Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:       RCM Technologies, Inc.

             Form 10-K for the Fiscal Year Ended December 29, 2007

             Filed March 20, 2008
             Form 10-Q for the Quarterly Period Ended September 27, 2008
             File November 13, 2008

             File No. 1-10245

Dear Mr. Spirgel:

This letter sets forth the response of RCM Technologies, Inc. (the “Company” or “RCM”) to the Staff’s comment to the above-referenced filings, which was transmitted to the Company by letter dated December 30, 2008. This response letter is being filed via EDGAR in accordance with the rules and regulations of the United States Securities and Exchange Commission (“Commission”).

Set forth below is the Staff’s comment, indicated in italics, together with the response thereto by the Company. All capitalized terms used but not defined in this letter have the meanings ascribed to them in the Company’s Form 10-K for the fiscal year ended December 29, 2007.

Form 10-Q for the quarterly period ended September 27, 2008

Critical Accounting Policies, page 28

•

We refer to the critical accounting policy disclosed on page 29 regarding goodwill. We note that goodwill represents 39% of your total assets as of September 27, 2008. We also note that revenues have decreased mainly because of a weakening of the general economy and the loss of an engineering client. Tell us how you considered these facts in the cash flows projections you used to determine the fair value of your reporting unit. Tell us whether, and why, you believe that there are significant risks and uncertainties supporting the realizability of the assumptions you used to determine the fair value of your reporting unit. If so, you should expand your critical accounting policy to provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill balance. Please note that the underlying purpose of the MD&A is to provide investors with information that the registrant believes is necessary to an understanding of its financial condition, changes in financial condition and results of operations. It is the responsibility of management to identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. In this regard, you should provide the following information:

•	a more detailed description of the steps that you perform to review goodwill for recoverability;

•	the significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis;

•	information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods;

•	a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

     Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As disclosed on page 22 of our annual report on Form 10-K for the year ended December 29, 2007, RCM prepares its impairment test on the carrying value of its goodwill as of November month-end of each year in accordance with paragraph 26 of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). As such, we performed this test as of December 1, 2007, which constituted our fiscal month-end for November 2007. In connection with preparing our annual report on Form 10-K for the fiscal year ended December 27, 2008 (the “2008 10-K”), we will perform the impairment test as of November 29, 2008, which constituted our fiscal month-end for November 2008.

In addition, in accordance with paragraph 28 of SFAS 142, from the end of November 2007 through September 2008 RCM has reviewed its goodwill periodically to determine if any reporting units would merit additional testing in between the annual impairment tests. RCM determined that none of the criteria requiring additional testing was met, and therefore performed no additional testing. RCM notes that in making such determinations, RCM took into account, among other considerations, the Company’s loss, in late 2007, of a significant client from its Engineering division. RCM generated approximately $17 million in gross revenues from this client in fiscal year 2007. However, when RCM performed its impairment testing as of November 2007, RCM was aware of the possibility that this client would generate zero revenue dollars in 2008 and assumed so when performing its impairment test.

RCM is mindful of the Staff’s comments and does intend to comply with the Staff’s suggestions in preparing the cash flows projections to be used in determining the fair value of its reporting with, and otherwise as appropriate. To the extent that RCM determines there are indeed significant risks and uncertainties that impact RCM’s goodwill impairment testing, RCM will ensure that its disclosure in the 2008 10-K addresses these matters, as well as the issuer used in the Staff’s other suggestions regarding disclosure considerations.

* * *

In connection with the Company’s response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to the undersigned at (856) 356-4569.

Sincerely,

RCM TECHNOLOGIES, INC.

By: /s/ Kevin. D. Miller
      Kevin D. Miller

      Chief Financial Officer